April 2013: First Quarter Review

Strong Start to 2013

In the first quarter of 2013, the S&P 500 Index came within six points of its all-time high of 1576 set in October of 2007. Increasing industrial production and continued strength in consumer spending supported the market's rise, offsetting concerns about the payroll tax increase at the beginning of the year
and the looming impact of Federal budget cuts from the sequester.   Mid-cap
value stocks led the way last quarter with a 13.6% return. Value stocks beat growth stocks in the quarter except for small-cap shares. Small growth returned 13.0%, the second best return for the first three months of the year. The S&P 500 Index increased 10%. Leading growth stocks came under selling pressure at the end of February and only recovered toward the end of March, which resulted in the Performance Fund lagging its benchmark for the first quarter.

GDP Growth Expected to Increase from Fourth Quarter Lull

The final estimate of fourth quarter GDP showed growth slowed to 0.4% from 3.1% in the third quarter, but the final estimate marked an improvement from the initial report of -0.1%. Most economists expect this improvement to gather strength when GDP results are reported for the first quarter of 2013. Auto
sales continue to improve, increasing a solid 3% in March.   Housing continues
to be a bright spot in the economy as new home sales increased 12.3% from the year-ago period in February, while median prices rose 2.9%. Housing affordability remains at historical highs and existing home sales continue to grow. Consistent improvement in the labor market has been harder to come by, but at least it is moving in the right direction. The unemployment rate continues to decline, although an increasing number of job seekers are dropping out of the labor pool. February's private sector job growth exceeded expectations with 246,000 jobs added; however, the March report was disappointing as 88,000 jobs were added compared to expectations of 190,000. Still, the job market may be able to show more enduring improvement later in 2013 as most economists expect GDP growth to increase as we enter the second half of the year.

Analysts Expect Subdued Earnings Growth in 2013

While economists may expect GDP growth to increase during 2013, that improvement has not kept analysts from reducing their corporate earnings growth estimates for the year. Earnings expectations for S&P 500 companies for the year 2013 have fallen from $121 per share to $112 over the past twelve months; however that still represents earnings growth of 8% over 2012. Moderation in near-term estimates has occurred across the board, led by technology, health care, telecom, and materials. Utilities and financials were the only sectors that experienced upward revisions recently. Not only will we be watching the 2013 first quarter earnings reports to see if companies can beat their estimates, but we also want to see if the reports can provide analysts with some confidence to
raise their earnings estimates for the second half of the year.   Since 2009,
the Fed's quantitative easing has provided enough liquidity to support higher stock prices, however the stock market has also benefited from a continued improvement in corporate earnings growth. Since we are now entering the fifth year of a bull market, continued improvement in corporate earnings may be harder to come by, leading us to remain cautious toward a sustained advance in the stock market through the second half of the year.

Last  3  Months  and  YEAR-TO-DATE



VALUE          BLEND          GROWTH
11.7%          10.4%            9.1%       LARGE
11.7%          10.4%            9.1%
13.6%          12.5%           11.2%      MEDIUM
13.6%          12.5%           11.2%
11.1%          12.0%           13.0%       SMALL
11.1%          12.0%           13.0%





MARKET  SECTOR  PRICE  CHANGES



                         % 3 Months                 %YTD

S&P 500 Index                 10.0%                10.0%
Russell Large Index           10.4%                10.4%
Russell Mid Index             12.5%                12.5%
Russell Small Index           12.0%                12.0%
Russell 3000 Index            10.5%                10.5%




STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
9%          16%        47%        LARGE

2%           3%         9%       MEDIUM

4%           1%         9%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS



                                                  % of Fund
Lumber Liquidators Hldgs Inc                           2.4%
Citigroup Inc                                          2.2%
Team Health Holdings Inc                               2.0%
Union Pacific Corp                                     2.0%
Starbucks Corp                                         2.0%



TOP  FIVE  STOCK  HOLDINGS



                                       % of Fund
Celgene Corp                                4.0%
Biogen Idec Inc                             4.0%
Visa Inc                                    3.5%
CommVault Systems Inc                       2.9%
Comcast Corp                                2.6%



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other  information  about  the  Fund  are
contained  in  the  prospectus.  You  may
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Please  review  it  carefully  before  investing.